UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Xos, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98423B 108

(CUSIP Number)

Dakota Semler

Xos, Inc.

3550 Tyburn Street, Unit 100

Los Angeles, CA 90065

TELEPHONE: (818) 316-1890

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423B 108

1.	Name of Reporting Persons
Dakota Semler
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐ (b) ☑(1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
2,884,155
	8.	Shared Voting Power
54,248,023(2)
	9.	Sole Dispositive Power
2,884,155
	10.	Shared Dispositive Power
54,248,023(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
57,132,178(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
35.2%(3)
14.	Type of Reporting Person (see instructions)
IN

(1)	This Schedule 13D is filed by Emerald Green Trust (“Emerald Green”), GenFleet, LLC (“GenFleet”) and Dakota Semler (“Mr. Semler”) (Emerald Green, GenFleet and Mr. Semler are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned as follows: (i) 53,745,903 by Emerald Green and (ii) 502,120 by GenFleet. Mr. Semler is the Beneficiary of Emerald Green and Emerald Green is the sole member of GenFleet. Mr. Semler may be deemed to hold voting and dispositive power with respect to the shares held by Emerald Green and GenFleet.
(3)	Based on approximately 162,184,621 shares of the Issuer’s common stock outstanding as of August 20, 2021 as reported in the Issuer’s Form 8-K Current Report filed with the SEC on August 26, 2021.

CUSIP No. 98423B 108

1.	Name of Reporting Persons
Emerald Green Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐ (b) ☑(1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
53,745,903(2)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
53,745,903(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
53,745,903(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
☐
13.	Percent of Class Represented by Amount in Row 11
33.1%(3)
14.	Type of Reporting Person (see instructions)
00

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Emerald Green. Mr. Semler may be deemed to hold voting and dispositive power with respect to the shares held by Emerald Green.
(3)	Based on approximately 162,184,621 shares of the Issuer’s common stock outstanding as of August 20, 2021 as reported in the Issuer’s Form 8-K Current Report filed with the SEC on August 26, 2021.

CUSIP No. 98423B 108

1.	Name of Reporting Persons
GenFleet, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐ (b) ☑(1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
502,120(2)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
502,120(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
502,120(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
0.3%(3)
14.	Type of Reporting Person (see instructions)
00

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by GenFleet. Mr. Semler may be deemed to hold voting and dispositive power with respect to the shares held by GenFleet.
(3)	Based on approximately 162,184,621 shares of the Issuer’s common stock outstanding as of August 20, 2021 as reported in the Issuer’s Form 8-K Current Report filed with the SEC on August 26, 2021.

Item 1. Security and Issuer

(a)	This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Xos, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 3550 Tyburn Street, Unit 100, Los Angeles, CA 90065.

Item 2. Identity and Background

(a)	The persons and entities filing this statement Emerald Green Trust (“Emerald Green”), GenFleet, LLC (“GenFleet”) and Dakota Semler (collectively referred to as the “Reporting Persons”). Shane Semler and Christopher Graham are the Co-Trustees of Emerald Green Trust and are the only persons authorized to act on behalf of Emerald Green. Emerald Green is the sole member of Genfleet, LLC.

(b)

The address of the principal place of business of each of the Reporting Persons are as follows:

Emerald Green: 32111 Mulholland Highway, Malibu, CA 90265

GenFleet: 28348 Roadside Drive #105, Agoura Hills, CA 91301

Dakota Semler: Xos, Inc., 3550 Tyburn Street, Unit 100, Los Angeles, CA 90065

(c)	The principal business of each of the Reporting Persons is as follows: Emerald Green: Investments GenFleet: Investments Dakota Semler: Chief Executive Officer and director of the Issuer

(d)	During the last five years, none of the Reporting Persons hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Semler is a citizen of the United States. Emerald Green is a California trust and GenFleet is a California limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 57,132,178 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted of securities of Xos, Inc. (“Legacy Xos”). The Reporting Persons acquired the shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021 (the “Agreement”), by and among NextGen Acquisition Corporation (“Acquiror”), Sky Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”) and Legacy Xos, pursuant to which Merger Sub merged (the “Merger”) with and into Legacy Xos, hereupon the separate existence of Merger Sub ceased and Xos became the surviving company and continued in existence as a subsidiary of Acquiror, which subsequently changed its name to Xos, Inc. The Reporting Persons used personal funds in order to acquire the securities of Legacy Xos.

Item 4. Purpose of Transaction

The information provided in response to Items 2 and 3 hereof is incorporated herein by reference.

The Reporting Persons acquired the Common Stock for investment purposes in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Common Stock or dispose of all shares of Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

(a) – (b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 162,184,621 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2021.

(c)	Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described below, the information furnished in Item 3 is incorporated into this Item 6 by reference.

Lock-Up Agreement

The information in Items 2 and 3 is incorporated by reference herein.

In connection with the Business Combination, on August 20, 2021 (the “Closing Date”), Emerald Green, Genfleet and Mr. Semler entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they will be contractually restricted from selling or transferring any of (i) shares of Common Stock held by them immediately following the closing of the Business Combination (the “Closing”) and (ii) any shares of Common Stock that result from converting securities they held immediately following the Closing (the “Lock-Up Shares”). Such restrictions begin on Closing Date and end on the date that is 180 days after the Closing Date. Additionally, Mr. Semler agreed to additional lock-up restrictions beyond those described above. During the term beginning on the 180th day after the Closing Date and ending two years following the Closing Date, Mr. Semler is only permitted to sell his Lock-Up Shares via written trading plans in compliance with Rule 10b5-1 under the Exchange Act.

In connection with the Business Combination, on the Closing Date, the Company, Emerald Green, Mr. Semler and certain other parties entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of Xos that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The A&R Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the A&R Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

The Emerald Green and Mr. Semler are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Description

1.*	Joint Filing Agreement

2.	Form of Lockup Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on August 26, 2021)

3.	Amended and Restated Registration Rights Agreement, dated August 20, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 26, 2021)

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 30, 2021

Emerald Green Trust

By:	/s/ Kim Merritt, Attorney-in Fact for Emerald Green Trust
Name:	Shane Semler
Title:	Trustee

GenFleet, LLC

By:	Emerald Green Trust

By:	/s/ Kim Merritt, Attorney-in Fact for Emerald Green Trust
Name:	Shane Semler
Title:	Trustee

/s/ Kim Merritt, Attorney-in-Fact for Dakota Semler
Dakota Semler

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Xos, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 30, 2021.

Emerald Green Trust

By:	/s/ Kim Merritt, Attorney-in Fact for Emerald Green Trust
Name:	Shane Semler
Title:	Trustee

GenFleet, LLC

By:	Emerald Green Trust

By:	/s/ Kim Merritt, Attorney-in Fact for Emerald Green Trust
Name:	Shane Semler
Title:	Trustee

/s/ Kim Merritt, Attorney-in-Fact for Dakota Semler
Dakota Semler